VIA EDGAR AND FEDERAL EXPRESS

May 8, 2015

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Attention: Jay Mumford and Kevin Kuhar

Re:	NXP Semiconductors N.V.
Registration Statement on Form F-4
Filed April 2, 2015
File No. 333-203192
Form 20-F for fiscal year ended December 31, 2014
File No. 001-34841

Ladies and Gentlemen:

On behalf of NXP Semiconductors N.V. (“NXP”), we hereby submit for your review NXP’s, and where applicable, Freescale Semiconductor, Ltd.’s (“Freescale”), responses to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to NXP, dated April 29, 2015. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

We plan to file later today Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form F-4 of NXP.

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Opinion of NXP’s Financial Advisor…, page 12

1.	We note from your disclosure on page 79 that NXP has agreed to pay $20 million to Credit Suisse contingent upon completion of the merger and that Credit Suisse has also agreed to act as a lead arranger in connection with debt financing described on page 14. Please disclose in this section the potential conflict of interest that could occur with these agreements and quantify the fees payable for the financing.

In response to the Staff’s comment, the following language of the Registration Statement will be revised in Amendment No. 1 as follows (new language is underlined):

NXP has agreed to pay Credit Suisse for its financial advisory services to NXP in connection with the proposed merger an aggregate fee of $25 million, a portion of which was payable upon delivery of Credit Suisse’s opinion and approximately $20 million of which is contingent upon completion of the merger. In addition, NXP has agreed to reimburse Credit Suisse for its reasonable expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. Credit Suisse and certain of its affiliates also expect to participate in the financing for the merger, for which services Credit Suisse and its affiliates will receive a fee currently estimated to be approximately $27 million to $36 million contingent upon completion of the financing. The actual fee amount will depend on the timing of the closing of the merger. The NXP board approved both Credit Suisse’s engagement as financial advisor (and related fees) and Credit Suisse’s and its affiliates’ participation in such financing (and related fees) and understood that both arrangements provide for fees conditioned upon completion of the merger or related financing.

Opinion of Freescale’s Financial Advisor…, page 13

2.	We note from your disclosure on page 89 that Freescale has agreed to pay Morgan Stanley & Co. LLC a fee of approximately $41.8 million for its services that is contingent upon completion of the merger and that Morgan Stanley Senior Funding will act as a lead arranger in connection with the financing described on page 14. Please disclose in this section the potential conflict of interest that could occur with these agreements and quantify the fees payable for the financing.

In response to the Staff’s comment, the following language of the Registration Statement will be revised in Amendment No. 1 as follows (new language is underlined):

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to Freescale and NXP and have received aggregate fees of approximately $3.0 million from Freescale and approximately $11.9 million from NXP in connection with such services. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for the sponsors, and have received an aggregate of approximately $39 million in connection with such services. In addition, Morgan Stanley and its affiliates have, in such time period, provided financial advisory and financing services to certain majority controlled affiliates and portfolio companies of each of the four sponsors and have received customary fees in connection with such services. Morgan Stanley is currently engaged on certain financing transactions (unrelated to the merger) for certain of the sponsors and certain majority controlled portfolio companies of the sponsors, for which it would expect to receive customary fees. Following the date of Morgan Stanley’s opinion, the signing of the merger agreement and the announcement of the merger, NXP approached Morgan Stanley and requested that an affiliate of Morgan Stanley, Morgan Stanley Senior Funding, Inc., which we refer to in this joint proxy statement/prospectus as “Morgan Stanley Senior Funding,” together with seven other financial institutions, serve as joint lead arranger and joint bookrunner with respect to NXP’s debt financing and provide a portion of the debt financing commitment. In light of Morgan Stanley’s engagement as financial advisor to Freescale, Morgan Stanley requested that Freescale consent to this proposed arrangement. Following consideration of the request and the potential conflict of interest, Freescale consented. In connection with Morgan Stanley’s request for Freescale’s consent, Morgan Stanley agreed to implement certain procedures relating to the handling of confidential information. As consideration for the financing services, NXP has agreed to pay Morgan Stanley Senior Funding aggregate fees in an amount estimated, as of the date of this joint proxy statement/prospectus, to be in the range of approximately $10.3 million to $13.6 million, payment of which is contingent upon the closing of the merger and the associated debt financing for NXP. The actual fee amount will depend on the timing of the closing of the merger. Morgan Stanley may seek to provide financial advisory and financing services to Freescale, NXP and the sponsors (including affiliates and portfolio companies of the sponsors) in the future and would expect to receive fees for the rendering of these services.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

Critical Accounting Estimates, page 42

3.	While we see that you have identified certain accounting policies as critical accounting estimates, the disclosure does not describe the specific aspects of any of those policies that cause them to be particularly judgmental or subjective and where reasonably possible changes in assumptions could have a material effect on your financial statements. In that regard, please tell us how your disclosure considers the interpretive guidance from Section V of the Commission Guidance Regarding Management´s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

We have considered the Staff’s comment and after evaluating our disclosures in regards to the interpretive guidance from Section V of the Commission Guidance Regarding Management´s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960 we would propose in future filings of our Form 20-F to prepare a disclosure on a basis substantially consistent with the following:

Critical Accounting Estimates

The preparation of financial statements and related disclosures in accordance with U.S. GAAP requires our management to make judgments, assumptions and estimates that affect the amounts reported in our Consolidated Financial Statements and the accompanying notes. Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The methods, estimates, and judgments that we use in applying our accounting policies have a significant impact on the results that we report in our consolidated financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates regarding matters that are inherently uncertain. Our most critical accounting estimates include:

•	the valuation of inventory, which impacts gross margin;

•	the assessment of recoverability of goodwill, identified intangible assets and tangible fixed assets, which impacts gross margin or operating expenses when we record asset impairments or accelerate their depreciation or amortization;

•	revenue recognition, which impacts our results of operations;

•	the recognition of current and deferred income taxes (including the measurement of uncertain tax positions), which impacts our provision for income taxes;

•	the assumptions used in the determination of postretirement benefit obligations, which impacts operating expenses;

•	the assumptions used in the determination of share based compensation, which impacts gross margin and operating expenses; and

•	the recognition and measurement of loss contingencies, which impacts gross margin or operating expenses when we recognize a loss contingency or revise the estimates for a loss contingency.

In the following section, we discuss these policies further, as well as the estimates and judgments involved.

Inventories

Inventories are valued at the lower of cost or market. We regularly review our inventories and write down our inventories for estimated losses due to obsolescence. This allowance is determined for groups of products based on sales of our products in the recent past and/or expected future demand. Future demand is affected by market conditions, technological obsolescence, new products and strategic plans, each of which is subject to change with little or no forewarning. In estimating obsolescence, we utilize information that includes projecting future demand.

The need for strategic inventory levels to ensure competitive delivery performance to our customers are balanced against the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

The change in our reserves for inventories was primarily due to the normal review and accrual of obsolete or excess inventory. If actual future demand or market conditions are less favorable than those projected by our management, additional inventory write-downs may be required.

Goodwill

Goodwill is required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. Such events or changes in circumstances can be significant changes in business climate, operating performance or competition, or upon the disposition of a significant portion of a reporting unit. A significant amount of judgment is involved in determining if an indicator of impairment has occurred between annual test dates. This impairment review compares the fair value for each reporting unit containing goodwill to its carrying value. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, including projected future cash flows, discount rates based on weighted average cost of capital and future economic and market conditions. We base our fair-value estimates on assumptions we believe to be reasonable. Actual cash flow amounts for future periods may differ from estimates used in impairment testing.

For the annual impairment assessment in 201X, we determined that for each of our reporting units, it was more likely than not that the fair value of the reporting units exceeded the carrying value. As a result, we concluded that performing the first step of the goodwill impairment test was not necessary for any reporting unit. During the fourth quarter of each of the prior two fiscal years, we have completed our annual impairment assessments and concluded that goodwill was not impaired in any of these years.

Impairment or disposal of identified intangible assets and tangible fixed assets

We perform reviews of property, plant and equipment, and certain identifiable intangibles, excluding goodwill, to determine if facts and circumstances indicate that the useful life is shorter than what we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, we assess the recoverability of the long-lived assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets or based on appraisals. Impairment losses, if any, are based on the excess of the carrying amount over the fair value of those assets.

The assumptions and estimates used to determine future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our forecasts for specific product lines. No impairment or disposal of identified intangible assets and tangible fixed assets were required to be recognized in 201X, 201X and 201X.

Revenue recognition

The Company’s revenue is derived from sales to distributors, made-to-order sales to Original Equipment Manufacturers (“OEMs”) and similar customers.

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collection is reasonably assured, based on the terms and conditions of the sales contract. For made-to-order sales, these criteria are met at the time the product is shipped and delivered to the customer and title and risk have passed to the customer. Acceptance of the product by the customer is generally not contractually required, since, for made-to-order customers, design approval occurs before manufacturing and subsequently delivery follows without further acceptance protocols. Payment terms used are those that are customary in the particular geographic market. When management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist, revenue is recognized.

For sales to distributors, revenue is recognized upon sale to the distributor (sell-in accounting). We record reductions to sales associated with reserves for allowances for collectability, discounts, price protection, product returns and distributor incentive programs at the time the related sale is recognized. The establishment of such reserves is dependent on a variety of factors, including contractual terms, analysis of historical data, current economic conditions, industry demand and both the current and forecasted pricing environments. The process of evaluating these factors is highly subjective and requires significant estimates, including, but not limited to, forecasted demand, returns, pricing assumptions and inventory levels. In future periods, additional provisions may be necessary due to a deterioration in the semiconductor pricing environment, reductions in anticipated demand for semiconductor products and/or lack of market acceptance for new products. If these factors result in a significant adjustment to our reserves, they could significantly impact our future operating results.

Distributor reserves estimate the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. The Company’s policy is to use a rolling historical experience rate, as well as a prospective view of products and pricing in the distribution channel for distributors who participate in our volume rebate incentive program, in order to estimate the proper provision for this program at the end of any given reporting period. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in pricing environments and inventory levels. Distributor reserves are also adjusted when recent historical data does not represent anticipated future activity.

Income taxes

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. Measurement of deferred tax assets and liabilities is based upon the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities for withholding taxes on dividends from subsidiaries are recognized in situations where the company does not consider the earnings indefinitely reinvested and to the extent that these withholding taxes are not expected to be refundable.

Deferred tax assets, including assets arising from loss carryforwards, are recognized, net of a valuation allowance, if based upon the available evidence it is more likely than not that the asset will be realized.

The income tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities. The income tax benefit recognized is measured based on the largest benefit that is more than 50% likely to be realized upon resolution of the uncertainty. Unrecognized tax benefits are presented as a reduction to the deferred tax asset for related net operating loss carryforwards, unless these would not be available, in which case the uncertain tax benefits are presented together with the related interest and penalties as a liability, under accrued liabilities and other non-current liabilities based on the timing of the expected payment. Penalties are recorded as income tax expense, whereas interest is reported as financial expense in the statement of operations.

Postretirement benefits

The Company’s employees participate in pension and other postretirement benefit plans in many countries. The costs of pension and other postretirement benefits and related assets and liabilities with respect to the Company’s employees participating in defined-benefit plans are based upon actuarial valuations.

The projected defined-benefit obligation is calculated annually by qualified actuaries using the projected unit credit method. For the Company’s major plans, the discount rate is derived from market yields on high quality corporate bonds. Plans in countries without a deep corporate bond market use a discount rate based on the local government bond rates.

In calculating obligation and expense, the Company is required to select actuarial assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs determined based on current market conditions, historical information and consultation with and input from our actuaries. Changes in the key assumptions can have a significant impact to the projected benefit obligations, funding requirements and periodic pension cost incurred. A sensitivity analysis is provided in note 15, “Postretirement Benefit Plans”.

The Company determines the fair value of plan assets based on quoted prices or comparable prices for non-quoted assets. For a defined-benefit pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement defined benefit plan it is the accumulated postretirement benefit obligation.

Share-based compensation

We recognize compensation expense for all share-based awards based on the grant-date estimated fair values, net of an estimated forfeiture rate. We use the Black-Scholes option pricing model to determine the estimated fair value for certain awards. Share-based compensation cost for restricted share units (“RSU”s) with time-based vesting is measured based on the closing fair market value of our common stock on the date of the grant, reduced by the present value of the estimated expected future dividends, and then multiplied by the number of RSUs granted. Share-based compensation cost for performance-based share units (“PSU”s) granted with performance or market conditions is measured using a Monte Carlo simulation model on the date of grant.

Our valuation models and generally accepted valuation techniques require us to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the volatility of our stock price, expected dividend yield, employee turnover rates and employee stock option exercise behaviors. Due to the lack of extensive history as a public company, the computation of the expected volatility assumptions used in the Black-Scholes calculations for grants was based on historical volatilities and implied volatilities of our peer group companies. When establishing the expected life assumption, we used the ‘simplified’ method prescribed in ASC Topic 718 for companies that do not have adequate historical data. The risk-free interest rate is measured as the prevailing yield for a U.S. Treasury security with a maturity similar to the expected life assumption. We also estimate a forfeiture rate at the time of grant and revise this rate in subsequent periods if actual forfeitures or vesting differ from the original estimates.

We evaluate the assumptions used to value our awards on a quarterly basis. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellation of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense.

Litigation and claims

We are regularly involved as plaintiffs or defendants in claims and litigation relating to matters such as commercial transactions and intellectual property rights. In addition, our divestments sometimes result in, or are followed by, claims or litigation by either party. From time to time, we also are subject to alleged patent infringement claims. We rigorously defend ourselves against these alleged patent infringement claims, and we rarely participate in settlement discussions. There can be no assurance that the Company’s accruals will be sufficient to cover the extent of its potential exposure to losses. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition.

The estimated aggregate range of reasonably possible losses is based on currently available information in relation to the claims that have arisen and on the Company’s best estimate of such losses for those cases for which such estimate can be made. For certain claims, the Company believes that an estimate cannot currently be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate.

Item 7.B, Related Party Transactions, page 58

4.	We note your cross reference to your disclosure in Note 20 on page F-33 and your description of “amounts related to revenue and expenses incurred in transactions with these related parties” and “your balances with these related parties.” Please tell us, and in future filings describe more specifically the nature and extent of these transactions as required by Item 7.B. of Form 20-F so that the party’s relationship and type of transaction are clear.

In response to the Staff’s comment, as the Staff has previously noted, we have cross-referenced Item 7.B, Related Party Transactions, on page 58 of the Company’s 2014 Form 20-F to our disclosure in Note 20 on page F-33. The Company would note that this was done for practical purposes due to the substantial reduction in information that we had to disclose in this area for 2014. In Note 20, we disclose that the Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V. and equity-accounted investees. In addition, we further disclose that the Company has a number of strategic alliances and joint ventures and that as part of these relationships, in the ordinary course of business we enter into various sale and purchase transactions on terms comparable to transactions with third parties. We note, that as stated in Item 7.B.1, a Company should disclose “the nature and extent of any transactions or presently proposed transactions which are material to the company or the related party, or any transactions that are unusual in their nature or conditions, involving goods, services, or tangible or intangible assets, to which the company or any of its parent or subsidiaries was a party.” We respectfully submit that, for the year ended December 31, 2014, the transactions that we have with related parties are not material, individually or in the aggregate, quantitatively and qualitatively, and as such, our disclosure has been structured relative to this fact when considering the materiality requirements noted in Item 7.B.1. If in future years the transactions that we have with related parties are not deemed to be material, individually or in the aggregate, we would propose in future filings of our Form 20-F to explicitly confirm so in Item 7.B.1.

Item 18. Consolidated Financial Statements

Note 6 Provision for Income Taxes, page F-18

5.	In your rate reconciliation table you disclose that the tax incentives line item impacted your tax rate by (26.3%) and (30.2%) in the fiscal years ended December 31, 2014 and 2013, respectively. Please quantify and detail for us the nature of the significant components of this item, including the impact of the Dutch “Innovation box” tax rules. Refer to FASB ASC 740-10-50-12. Also, tell us how your disclosure about tax incentives considers the guidance from SAB Topic 11-C.

We acknowledge the Staff’s comment and respectfully advise the Staff that we considered the provisions of ASC 740-10-50-12 as they relate to the reconciliation of our effective tax rate in preparing our annual report on Form 20-F for the year ended December 31, 2014. In response to the Staff’s comment, on page F-18 in Note 6, Provision for income taxes, the Company has disclosed that the significant components of the tax incentives line relate to the benefit resulting from the application of the Dutch “Innovation box” tax rules and from a predominant income tax holiday. For the years ended December 31, 2014 and 2013, as a percentage of income before income taxes and the effective income tax rate, the Dutch innovation box represented 18.0% and 18.3%, respectively, and the predominant tax holiday represented 4.3% and 6.5%, respectively.

Based upon the Staff’s comments, in future filings of our Form 20-F, we intend to include a line item in the reconciliation of the statutory income tax rate to the effective tax rate for the Dutch innovation box and for any other amounts that are material. In addition, we intend to prepare a disclosure on a basis substantially consistent with the following:

As previously disclosed, the Company benefits from income tax holiday incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. Our predominant income tax holiday is expected to expire at the end of 2021. The impact of this tax holiday decreased foreign taxes by $XX million and $XX million for 201X and 201X, respectively. The benefit on net income per share (diluted) for 201X and 201X for this tax holiday was $X.XX and $X.XX, respectively.

Note 16 Debt, page F-28

2019 Cash Convertible Senior Notes, page F-29

6.	We see on page F-29 that the noteholders may convert their notes to cash prior to 2019 upon the occurrence of certain events. Please tell us and clarify in future filings, how these provisions of the notes are considered in the balance sheet classification of the liability.

In response to the Staff’s comment, as the Staff has noted, on page F-29 of the Company’s 2014 Form 20-F, we have disclosed the conversion rights. Based upon the Staff’s comments, in future filings of our Form 20-F, we intend to prepare a disclosure on a basis substantially consistent with the following:

Impact of Conversion Contingencies on Financial Statements

At the end of each quarter until maturity of the Notes, NXP will reassess whether the stock price conversion condition has been satisfied. If one of the early conversion conditions is satisfied in any future quarter, NXP would classify its net liability under the Notes as a current liability on the Consolidated Balance Sheet as of the end of that fiscal quarter. If none of the early conversion conditions have been satisfied in a future quarter prior to the one-year period immediately preceding the maturity date, NXP would classify its net liability under the Notes as a non-current liability on the Consolidated Balance Sheet as of the end of that fiscal quarter. If the holders of the Notes elect to convert their Notes prior to maturity, any unamortized discount and transaction fees will be expensed at the time of conversion.

7.	We refer to the disclosure that you have concluded the cash conversion feature of the notes is required to be bifurcated from the debt instrument and recorded as a derivative liability. Please describe for us the terms of the cash conversion feature and the accounting literature which supports recognition of the derivative liability. In this regard, please also revise future filings to clearly disclose the terms of conversion right which resulted in the aforementioned accounting.

In response to the Staff’s comments, in addition to the conversion rights noted above, on or after September 1, 2019 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Notes solely into cash at any time.

The conversion rate will initially be 9.7236 shares of our common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $102.84 per share). The conversion rate and the corresponding conversion price are subject to certain adjustments. The conversion price at any given time will be computed by dividing $1,000 by the conversion rate at such time. Upon conversion of a note, in lieu of delivering shares of our common stock, we will pay cash based on a daily conversion value calculated on a proportionate basis for each volume-weighted average price (“VWAP”) trading day in a 30 VWAP trading day observation period. In addition, following certain corporate events that occur prior to the maturity date, NXP is required to pay in cash a “make-whole” premium by increasing the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event in certain circumstances.

The Company analyzed the Notes to determine whether the embedded cash settled conversion option should be bifurcated and accounted for separately. We concluded that the Notes would be considered debt hosts for purposes of this analysis as they have a stated maturity date and are legally debt instruments. As discussed above, through the cash settled conversion option the Notes permit investors, under certain circumstances, to participate in the price appreciation of NXP common stock above a stated price (subject to certain adjustments). This feature is economically similar to a conversion option in a conventional convertible debt instrument where investors have the right to convert their Notes into common stock; however instead of issuing shares of common stock, NXP is required to settle a conversion of the Notes in cash. ASC 815-15-25-1(a-c) states that contracts that do not in their entirety meet the definition of a derivative instrument may contain embedded derivative instruments. An embedded derivative instrument is separated from the host contract and accounted for as a derivative instrument pursuant to ASC 815-15-25 if the following criteria are met.

•	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Because the conversion feature is indexed to the common stock of the Company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.

•	The contract that embodies both the embedded derivative instrument and the host contract (i.e.: the hybrid instrument) is not re-measured at fair value with changes in fair value reported in earnings as they occur but rather at amortized cost.

Because the host contract is convertible debt, it is not measured at fair value with changes in fair value being reported in earnings. Furthermore, the Company does not elect the fair value option to account for the Notes.

•	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to ASC 815-10-15, be a derivative instrument subject to the requirements of ASC 815.

ASC 815-10-15-83 defines a derivative instrument as a financial instrument or other contract with all of the following characteristics:

a)	One or more underlying’s and one or more notional amounts or payment provisions, or both,

b)	No initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and

c)	Net settlement provisions (to be a derivative, the contract must either explicitly permit net settlement or place the receiving party in a position that is essentially equivalent to net settlement by delivery of a derivative instrument or an asset readily convertible to cash) A contract may be considered net settled when its settlement meets one of the following criteria in ASC 815-10-15-99:

i.	Net settlement under implicit or explicit terms

ii.	Net settlement through a market mechanism outside the contract

iii.	Net settlement through deliver of an asset that, because the delivered asset is readily convertible to cash, puts the recipient in a position not substantially different from net settlement (a gross settlement that is economically equivalent to a net settlement). Net settlement is a one-way transfer of an asset, usually cash or shares, from the counterparty in a loss position to the counterparty in a gain position that settles the obligation. In contrast, a gross settlement involves an exchange, whereby Party A transfers cash to Party B, and Party B transfers an asset to Party A.

The conversion feature has the following components within ASC 815-10-15-83:

•	Underlying and Payment Provision: Number and price of shares into which the debt is convertible for determining the cash to be delivered upon conversion.

•	No initial net investment: This criterion is met because the conversion option requires an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

•	Net settlement: An embedded component can be net settled if the issuer (or counterparty investor) is permitted, by the terms of the contract, to settle the embedded component in cash. For example, if upon conversion a convertible debt instrument allows the issuer to deliver cash equal to the conversion value (par amount of the debt plus conversion option value), the embedded component (the conversion option) can be net settled under the contract terms. The Notes require cash settlement of the conversion option, therefore, the net settlement criteria has been met.

The Company has concluded, per the analysis above, that the conversion option meets the definition of a derivative under ASC 815-10-15-83. In addition, per ASC 815-40-25 as the conversion option must be settled in cash, the conversion option does not meet the requirements for equity classification in ASC 815-40-25 and is not eligible for the scope exception for certain contracts involving an issuer’s own stock in ASC 815-10-15-74 and as such, the conversion option will be accounted for separately, initially being recorded at fair value with changes in the fair value recorded in earnings.

Based upon the Staff’s comments, in future filings of our Form 20-F, we intend to prepare a disclosure on a basis substantially consistent with the following (enhancements to existing disclosure underlined):

Cash Convertible Notes Embedded Cash Conversion Option

The requirement that NXP must settle the conversion of the Notes in cash gives rise to a derivative instrument that must be bifurcated from the debt host. The embedded cash conversion option within the Cash Convertible Notes is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our Consolidated Statements of Income in other (expense) income, net until the cash conversion option settles or expires. The initial fair value liability of the embedded cash conversion option simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. The fair value of the embedded cash conversion option at December 31, 201X was approximately $XXX.X million which is recorded in other long-term liabilities in the accompanying balance sheet. For the year ended December 31, 201X, the change in the fair value of the embedded cash conversion option resulted in (gains)/losses of $XX.X million.

8.	We note the discussion within Risk Factors on page 18 that in conjunction with the issuance of the notes you also sold common stock warrants that are subject to changes in currency exchange rates leading to derivative accounting because the strike price is denominated in U.S. dollars, which is not your functional currency. In future filings please expand the disclosure in the notes to financial statements to clarify how the terms of the warrants are considered in the accounting determination.

In response to the Staff’s comments, in future filings of our Form 20-F, we intend to prepare a disclosure on a basis substantially consistent with the following (enhancements to existing disclosure underlined):

In separate transactions, NXP also sold warrants, to various parties for the purchase of up to approximately 11.18 million shares of NXP common stock at a price of $133.32 per share in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. The Warrants expire on various dates from March 2, 2020, through April 30, 2020, and will be net share settled. The fair value of the warrants is subject to changes in currency exchange rates because the warrants’ strike price is denominated in U.S. dollars, which is different from our functional currency, which is euros. As a result, the warrants are not considered indexed to our own stock, which in turn results in the warrants being classified as liabilities on our balance sheet with changes in the fair value of the warrants recognized in NXP’s Consolidated Statements of Operations. As of December 31, 2015 the estimated fair value of the Warrants was $XXX.X million. The Warrants are included in diluted earnings per share to the extent the impact is dilutive. As of December 31, 2015, the Warrants were not dilutive.

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Please note that NXP has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call the undersigned Jean Schreurs at tel. no. +31 40 27 28 686 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jean A.W. Schreurs
Jean A.W. Schreurs
Senior Vice President and Senior Corporate Counsel of NXP Semiconductors N.V.

cc:

Guido Dierick

NXP Semiconductors N.V.

Jennifer Wuamett

Freescale Semiconductor, Ltd.

Gary Horowitz

Simpson Thacher & Bartlett LLP

Elizabeth Cooper

Simpson Thacher & Bartlett LLP

Kenton King

Skadden, Arps, Slate, Meagher & Flom LLP

Allison Schneirov

Skadden, Arps, Slate, Meagher & Flom LLP

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Ravitz

Securities and Exchange Commission

Gary Todd

Securities and Exchange Commission